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18006207

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received

MAR 01 2018

WASH DC

SEC FILE NUMBER
8- 68401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor View Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 A1A North Suite 200

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyn Mathis 904-834-4289

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ennis Pellum & Associates

(Name – *if individual, state last, first, middle name*)

5150 Belfort Rd. S. Bldg. 600	Jacksonville	FL	32256
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Jim Philip, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor View Advisors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI JEAN ADAMS
MY COMMISSION # FF 197975
EXPIRES: April 10, 2019
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

2/28/18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

CONTENTS

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Member
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harbor View Advisors, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the

Computation of Net Capital per Uniform Net Capital Rule 15c3-1 and the Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ennis, Pellum & Associates, P.A.

We have served as the Company's auditor since 2011.

Jacksonville, Florida
February 26, 2018

Harbor View Advisors, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
CASH AND CASH EQUIVALENTS	$	516,394
ACCOUNTS RECEIVABLE FROM CUSTOMERS		184,600
PREPAID EXPENSES		25,846
FIXED ASSETS, NET		100,436
	$	827,276
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	315,870
Deferred lease payable		5,535
LEASE COMMITMENT (NOTE 5)		
MEMBER'S EQUITY		505,871
	$	827,276

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE		
Services	$	2,765,348
Reimbursed expenses		68,772
Interest income		145
Total revenue		2,834,265
EXPENSES		
Advertising and promotion (Note 1)		104,068
Computer and internet expenses		67,981
Dues and subscriptions		21,662
Depreciation		43,830
Executive compensation		991,700
Insurance		6,195
Meals and entertainment		62,516
Other general and administrative		34,430
Professional fees		74,707
Regulatory expense		14,520
Rent (Note 5)		107,070
Salaries and related costs		1,229,162
Telephone		16,698
Travel		142,761
Total expenses		2,917,300
NET LOSS	$	(83,035)

The accompanying notes are an integral part of these financial statements

Harbor View Advisors, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Member's Equity as of January 1, 2017	$	588,906
Capital withdrawals		-
Capital contributions		-
Net income		(83,035)
Member's Equity as of December 31, 2017	$	505,871

Harbor View Advisors, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(83,035)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		43,830
Changes in operating assets and liabilities:		
Accounts receivable from customers		193,400
Prepaid expenses		(1,435)
Accounts payable and accrued liabilities		273,007
Deferred lease payable		(2,309)
Total adjustments		506,493
Net cash provided by operating activities		423,458
NET INCREASE IN CASH AND CASH EQUIVALENTS		423,458
CASH AT BEGINNING OF YEAR		92,936
CASH AT END OF YEAR	$	516,394

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Harbor View Advisors, LLC (the "Company") is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on strategic consulting and advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2017. Accordingly, management has not recorded an allowance for doubtful accounts as of December 31, 2017.

Revenue Recognition

The Company recognizes its revenue as billed for advisory services provided throughout the term of the engagement and when collection is reasonably assured. Additionally, for transaction related success fees, the Company recognizes revenue as outlined in the terms of the agreement. Revenue from the top three customers accounted for approximately 60% of total revenue for the year ended December 31, 2017.

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2017, advertising and promotion expense totaled $104,068.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company does not have any tax examinations in process.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years for software, furniture and equipment and the shorter of the life of the asset or the expected term of the lease for leasehold improvements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth (one-eighth for the initial year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined. At December 31, 2017, the Company's "Net Capital" was $194,989 which exceeded the requirements by $173,562 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.648 to 1.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2017 consisted of the following:

Furniture and Equipment	$ 150,935
Leasehold Improvements	101,526
Software	4,004
Less accumulated depreciation	(156,029)
	$ 100,436

Depreciation expense amounted to $43,830 for the year ended December 31, 2017.

NOTE 4. RELATED PARTY TRANSACTIONS

The Officers of Harbor View Advisors obtained a 2.64% interest in Greenjobinterview.com, LLC in 2015. For the Year Ending December 31, 2017, Greenjobinterview.com paid Harbor View Advisors $385,000 for advisory services and $1,358 for travel expense reimbursement.

The Officers of Harbor View Advisors obtained a 40% interest in Antisyn in 2014. Antisyn provides outsourced IT Services to Harbor View Advisors. For the Year Ending December 31, 2017, Harbor View Advisors made payment to Antisyn totaling $16,235 for services and payment to Antisyn totaling $6,534 for equipment.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring April 2019.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2017 are as follows:

2018	$ 109,323
2019	36,804
	$ 146,127

Rent expense for the office facilities amounted to $107,070 for the year ended December 31, 2017.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to, or disclosure in, its financial statements through February 26, 2018, the date the financial statements were available to be issued. No recordable or disclosable events occurred through this date.

SUPPLEMENTARY INFORMATION

Harbor View Advisors, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2017

CREDITS		
Member's equity	$	505,871
DEBITS		
Accounts receivable from customers		184,600
Fixed Assets (Net)		100,436
Prepaid expenses		25,846
Total debits		310,882
NET CAPITAL		194,989
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $321,405		21,427
EXCESS NET CAPITAL	$	173,562
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.648 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable, accrued liabilities and deferred lease payable	$	321,405

There are no material differences that exist between the above computation and the Company's corresponding unaudited amended Form X-17A-5, Part IIA filing.

Harbor View Advisors, LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HARBOR VIEW ADVISORS

February 26, 2018

Ennis, Pellum & Associates, CPAs
5150 Belfort Road South, Building 600
Jacksonville, Florida 32256

We are providing this letter in connection with your review of the Harbor View Advisors, LLC (the Company) Exemption Report, as required by the Securities Exchange Act of 1934 (SEA) Rule 17a-5(d)(4), for the fiscal year ended December 31, 2017, the most recent fiscal year, for the purpose of determining whether any material modifications should be made to management's assertions, referred to below, for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of SEA Rule 15c3-3. We confirm, as of the date of this representation letter, the following representations made to you during your review of the Exemption Report:

1. We are responsible for the Company's compliance with the identified exemption provision throughout the most recent fiscal year;

2. The following are the Company's assertions:
   a. The Company claimed an exemption from SEA Rule 15c3-3 under the provision of paragraph (k)(2)(i);
   b. The Company met the identified exemption provisions in SEA Rule 15c3-3 (k) throughout the most recent fiscal year without exception.

   These assertions are our responsibility.

3. We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of this letter; and

4. Subsequent to December 31, 2017, there were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision.

Sincerely,

Jim Philip, CEO

Carolyn Mathis, CFO, FINOP

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Harbor View Advisors, LLC
Ponte Vedra Beach, Florida

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Harbor View Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ennis, Pellum & Associates, P.A.

Jacksonville, Florida
February 26, 2018

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256
Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

ENNIS PELLUM & ASSOCIATES, CPAs

REPORT ON APPLYING AGREED-UPON PROCEDURES TO OTHER (NONFINANCIAL STATEMENT) ASSERTIONS FORM SIPC 7

To the Directors and Member of
Harbor View Advisors, LLC
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Harbor View Advisors, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We noted no differences as a result of the procedures.

2. We compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017.

   We noted no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We noted no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We noted no differences as a result of the procedures.

5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

We noted no differences as a result of the procedures.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ennis, Pellum & Associates, P.A.

Jacksonville, Florida
February 26, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

...2/18 mailed

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1935*********************MIXED AADC 220
68401 FINRA DEC
HARBOR VIEW ADVISORS LLC
822 A1A N STE 200
PONTE VEDRA, FL 32082-3260

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 4,148

B. Less payment made with SIPC-6 filed (exclude interest) (1,794)

7/26/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,354

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,354

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harbor View Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of Feb, 20 18.

Chief Fin'l Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,834,266
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
~~(7) Net loss from securities in investment accounts.~~	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed interesr & expenses (Deductions in excess of $100,000 require documentation)	68,917
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,765,349
2e. General Assessment @ .0015	$ 4,148 (to page 1, line 2.A.)